UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               AMENDMENT NO. 6
                                     TO
                                SCHEDULE 13D

                                 Under the
                       Securities Exchange Act of 1934


                         COMMONWEALTH INDUSTRIES, INC.
                  -------------------------------------------
                               (Name of Issuer)


                          Common Stock ($.01 par value)
                      --------------------------------------
                         (Title of Class of Securities)

                                   20290410-8
                                 --------------
                                 (CUSIP Number)


                             Ronald N. Graves, Esq.
                  J.R. Simplot Self-Declaration of Revocable Trust
                                999 Main Street
                              Boise, Idaho  83702
                           Telephone:  (208) 336-2110
                        ---------------------------------
               (Names, addresses and telephone numbers of persons
                authorized to receive notices and communications)


                               March 25, 2003
                              -----------------
                        (Date of event which requires
                          filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  X

       (b)

3)     SEC Use Only

4)     Source of Funds


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       US

Number of        7)   Sole Voting Power             1,594,900
Shares
Beneficially     8)   Shared Voting Power                   0
Owned
by Each          9)   Sole Dispositive Power        1,594,900
Reporting
Person With:     10)  Shared Dispositive Power              0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,594,900 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       9.96%

14)    Type of Reporting Person

       IN

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)

       JRS Properties L.P.

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  X

       (b)

3)     SEC Use Only

4)     Source of Funds


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of        7)   Sole Voting Power             1,594,900
Shares
Beneficially     8)   Shared Voting Power                   0
Owned
by Each          9)   Sole Dispositive Power        1,594,900
Reporting
Person With:     10)  Shared Dispositive Power              0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,594,900 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       9.96%

14)    Type of Reporting Person

       PN

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)

       JRS Management L.L.C.

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  X

       (b)

3)     SEC Use Only

4)     Source of Funds


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of        7)   Sole Voting Power             1,594,900
Shares
Beneficially     8)   Shared Voting Power                   0
Owned
by Each          9)   Sole Dispositive Power        1,594,900
Reporting
Person With:     10)  Shared Dispositive Power              0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,594,900 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       9.96%

14)    Type of Reporting Person

       CO

ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823. This Amendment No. 6 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 3 to Schedule 13D filed December 29, 1999, as amended by Amendment No. 4 to Schedule 13D filed November 22, 2000, and as amended by Amendment No. 5 to Schedule 13D filed May 30, 2002. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report (i) sales of Stock resulting in a one percent change and thereby a reduction in beneficial ownership to less than 10% of the Stock; and (ii) transfer of Stock by the Trust to a new Reporting Person but not involving a change in beneficial ownership. Except as expressly set forth in this Amendment No. 6, the Schedule 13D (as previously amended) remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

This amendment is being filed on behalf of the following Reporting Persons:

     1) The J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and J.R. Simplot ("Mr. Simplot").

     2) JRS Properties L.P., an Idaho limited partnership ("JRS Properties") and JRS Management L.L.C., an Idaho limited liability company ("JRS Management"). JRS Management is the sole general partner of JRS Properties and the Trust is the manager of JRS Management. The principal business of JRS Properties and JRS Management is investment, and their principal address is 999 W. Main Street, Suite 1300, Boise, Idaho. During the last five years neither JRS Properties nor JRS Management has been involved in any proceedings required to be disclosed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) On July 3, 2002, the Trust transferred its Stock to JRS Properties. Mr. Simplot, through the Trust, JRS Properties and JRS Management, now owns and has voting and investment power with respect to 1,594,900 shares of stock.

     Based upon information contained in the Annual Report on Form 10-K of the Issuer filed March 25, 2003 with the Securities and Exchange Commission for the fiscal year ended December 31 2002 (the "10-K"), the shares owned constitute approximately 9.96% of the 16,010,971 shares of Stock outstanding as of March 7, 2003, as reported in the 10-K. As evidenced by the Form 4 filing on March 25, 2003, the Trust owns less than 10% of the Stock.

     (b)  See Item 5(a).

     (c) Within the last 60 days, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:

            SALE       NO. OF         PRICE PER SHARE
            DATE       SHARES         (INCLUDING COMMISSIONS)
            ____________________________________________________

            2/11/03     2,600            $5.50
            2/12/03     5,000             5.4842
            2/13/03     5,000             5.5588
            2/18/03     5,000             5.545
            2/19/03     5,000             5.4354
            2/20/03     5,000             5.282
            2/21/03     5,000             5.275
            2/26/03    10,000             5.112
            2/27/03     5,000             5.00
            3/7/03      2,500             4.90
            3/10/03     2,500             5.04
            3/11/03     2,500             4.812
            3/12/03     2,500             5.122

                                 Page 6 of 8

            3/13/03     2,500             5.26
            3/14/03     2,500             5.09
            3/18/03     2,500             5.48
            3/21/03     1,000             5.10
            3/24/03       500             5.11
                          700             5.12
                          300             5.10
            3/25/03       600             5.08
                          300             5.05
                          600             5.00
            3/26/03     1,500             4.90
            3/27/03       700             4.86
                          800             4.85
            3/28/03     1,000             4.59
                          500             4.50
            4/1/03        500             4.62
                        1,000             4.60


     (d - e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

                                       The J.R. Simplot
                                       Self-Declaration of Revocable Trust



                                       By /s/ J.R. Simplot
                                          ----------------------------------
                                          J.R. Simplot, Trustee
Date:  April 1, 2003

                                       By /s/ Stephen A. Beebe
                                          ----------------------------------
                                          Stephen A. Beebe, Attorney-in-Fact


Date:  April 1, 2003                   /s/ J.R. Simplot
                                       -------------------------------------
                                       J.R. Simplot


                                       By /s/ Stephen A. Beebe
                                          ----------------------------------
                                          Stephen A. Beebe, Attorney-in-Fact

                                       JRS Properties L.P.,
                                       an Idaho Limited Partnership,

                                       by its Sole General Partner
                                       JRS Management L.L.C.
                                       an Idaho Limited Liability Company

                                       by its Manager
                                       The J.R. Simplot Self-Declaration of
                                       Revocable Trust, dated December 21,
                                       1989, as amended


                                       By /s/ J.R. Simplot
                                          ----------------------------------
                                          J.R. Simplot, Trustee
Date:  April 1, 2003

                                       By /s/ Stephen A. Beebe
                                          ----------------------------------
                                          Stephen A. Beebe, Attorney-in-Fact